Filed by Penn National Gaming, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Pinnacle Entertainment, Inc.

Commission File No.:  001-37666

On February 8, 2018, Penn National Gaming, Inc. (“Penn National”) held its fourth quarter 2017 earnings conference call.  Below are excerpts from the transcript of the conference call relating to Penn National’s proposed acquisition of Pinnacle Entertainment, Inc. (“Pinnacle Entertainment”).

*                               *                                *                               *                                *                               *

Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director

“Let me begin by saying, we had another solid quarter that exceeded net revenue and EBITDA guidance after you net out largely nonoperational items, the most significant one being the impact of higher-than-anticipated cash settled stock-based compensation due to the increase of our share price in the fourth quarter, yet it was a noisy quarter, and as you can recognize with the work done on the Pinnacle transaction. But that said, we still saw consumer revenue trends remaining solid and consistent with what we saw in the earlier quarters of 2017, and Jay is going to get into more detail on that, and our margins remained strong.”

“I wanted to give the audience an update on where we are with our recently announced transaction with Pinnacle, which we announced on December 18. And just to remind everyone, we have a deal with the Pinnacle shareholders to provide them consideration of $20 in cash and $0.42 of Penn shares. Since that announcement on December 18, I’m pleased to report that we had initial meetings and/or conversations with all the states that require regulatory approval as well as the FTC in Washington, and that we’re confident that we’re going to close in the second half of ‘18. You should expect to see our S-4 proxy filing in the next couple of days, and we anticipate a shareholder vote, both on the Pinnacle side and the Penn side, to occur this spring.”

“We’ve also initiated the integration planning work to bring the 2 companies together, and we spent most of the month of January with Anthony and his leadership team visiting all of the soon-to-be acquired properties on the Penn side and also visited and worked with and began discussions with their Las Vegas corporate service center. And I must mention how impressed we continue to be with the quality of the properties that will be part of our new company and also with the quality of the talented people that we’ve come in contact with over the past 60 days.”

“We continue to be very confident with the $100 million in cost synergies. We expect more than 50% of that will come from the corporate centers as we combine the Penn Wyomissing, Pennsylvania operations with the Pinnacle Las Vegas, Nevada operations, over 50% of the $100 million will come from the combination of the corporate centers. There is also significant revenue synergies that are still to be sized. We have a lot of work to do to continue to bring together the mychoice program on the Pinnacle side with a Marquee Rewards program on the Penn side. In aggregate, it represents about 5 million active gamers who have been with our 2 companies playing in the last 12 months. So there is still much work to be done, but there is certainly revenue synergies that we are still working to quantify that are meaningful. B.J. will provide additional information in his update on the financing — where we are with the financing for this transaction.”

*                               *                                *                               *                                *                               *

William J. Fair - Penn National Gaming, Inc. - Executive VP, CFO & Treasurer

“With respect to the Pinnacle transaction, I want to provide a brief update on the status of our financing efforts. We’ve met with our bank group and we — to review the objectives and financing for the transaction. We’ve received strong support for both the transaction and our proposed financing structure, and we hope to finalize the proposed structure within the next week, and be prepared to close the funding of the transaction in the second half of 2018.”

*                               *                                *                               *                                *                               *

Felicia Rae Kantor Hendrix - Barclays PLC, Research Division - MD and Senior Equity Research Analyst

“Okay. And then just moving to the Pinnacle transaction and the $100 million synergy expectation. I was just wondering, you guys gave us some color there, but if you could just talk about something specifically that gave you confidence in that number? And then also, I’m just wondering, are there things that you’re seeing at the Pinnacle properties that you can take to the Penn legacy properties, like things that they did operationally that may be you weren’t taking advantage of? And so can you bring that to Penn and generate some incremental benefits from that?”

Jay A. Snowden - Penn National Gaming, Inc. - President & COO

“Felicia, this is Jay. Look, yes is the answer to the second part of the question. We’ve been very impressed, as Tim mentioned in the opening comments, with the quality of the assets, the quality of the people, and in many cases, the quality of the practices. They are 2 great companies, but we just do things differently. In some areas, we think we maybe do things a little bit more efficiently or better on the Penn side, and we’ve seen a lot of areas where we think Pinnacle just makes better decisions than we do. So no doubt this is a—we’re in the discovery process. We’re in—taking a tremendous amount of information from the trips that we’ve made to the properties as well as our corporate offices, and we’re very encouraged by what we see on all fronts. So yes is the answer to the second part. On the first part, really nothing has changed with regard to the composition of the $100 million of cost synergies we’ve laid out previously. We think a little over half of that will come from just — there’s a lot of overlap and redundancy, as you well know, between 2 large publically traded gaming companies, so that’s where the majority of that’s coming from. And then there is also best practices we think on the Penn side and the Pinnacle side at the property level that gets you to the remainder of the cost synergies. It’s going to be—there’s tremendous opportunities in the area of strategic sourcing and procurement. Penn had not made as much progress as Pinnacle had, but combined, there’s progress to be made on both sides. We think that we can do a much better job of managing or scheduling in our labor more effectively in the combined company than either company does today. And there’s lots of things we can do on the marketing side just to be smarter with regards to how we spend our marketing dollars. So those are the 3 big buckets, those haven’t changed, and the composition of the $100 million on the cost side hasn’t changed. I think what you heard from Tim earlier, and you’ll hear from many of us on the Penn side that have been on these visits, we just feel better than ever that there’s real positive revenue synergies beyond what we initially thought, because cross-market visitation is going to be a real opportunity for the customers and the database for both companies. And we also believe that there’s a tremendous amount of opportunity to continue to do business and port business from the Pinnacle database to Las Vegas. So those are some real revenue opportunities and there’ll be more to come. We’re 2 months into the process, but we’re very encouraged so far.”

Felicia Rae Kantor Hendrix - Barclays PLC, Research Division - MD and Senior Equity Research Analyst

“And are you seeing anything on the jurisdictional front, like in terms of the state-by-state approvals that could push your expectation for—what could put risk to the second half closing?”

Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director

“Felicia, this is Tim. Myself with our legal and compliance team have been working with the states and the FTC on these jurisdictional approvals, and we see nothing at this stage that gives us any indication that we’re not going to close this deal in the second half of ‘18. All of our conversations and meetings have been encouraging. They certainly appreciate upfront that we had a solution for the divesting of the 4 assets that are going over to Boyd, and that has really facilitated very productive conversations with the states and the FTC as well. So to—the answer to your question is, no, there are no concerns that we’re seeing as we’re having these conversations and meetings.”

*                               *                                *                               *                                *                               *

Thomas Glassbrooke Allen - Morgan Stanley, Research Division - Senior Analyst

“Just in terms of the tax savings that you’re going to reap over in the future now. How are you thinking about redeploying that cash?”

*                               *                                *                               *                                *                               *

Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director

“One of the - Thomas, this is Tim. One of the outcomes of how we structured the consideration for Pinnacle with the use of the Penn currency, it gives us at close pre-synergies a very moderate level of leverage that will be worked down very quickly as we start generating cash flows. And it gives us a balance sheet that is—has the ammunition to continue to grow with tuck-in acquisitions or ground-up developments like we’re talking about in Pennsylvania. And as we’ve said in the past, we can assure our investors that we’re going to continue to be very prudent allocators of capital. And if we can’t find the appropriate returns for the excess cash, we have shown in the past, like we did in 2017, our willingness to return capital to shareholders that that’s the best use of the excess cash.”

*                               *                                *                               *                                *                               *

David Brian Katz - Jefferies LLC, Research Division - MD and Senior Equity Analyst of Gaming, Lodging & Leisure

“Got it. And if I can, Jay, just sort of a follow-up. I know you gave, again, some detail around what you expect to gain from Pinnacle on the marketing side. But in terms of the database that you will accumulate by combining the 2, have you given any thought to an enhanced loyalty program? And what that—what the possibilities of that might be? And whether there might be any investments on the company’s part to that end in building something like that?”

Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director

“David, this is Tim. I’ll start, and I’ll turn it over to Jay. The Integration of the mychoice and Marquee Rewards programs and taking the best of both programs and moving forward with even an improvement over the current too is probably one of the most critical elements of our integration planning and that’s something that our marketing leadership teams of both companies are working on today. So the details of how that’s going to come together are TBD, but I can assure you that there’s going to be a lot of energy and a lot of resources with making sure that when we come out of this and close the transaction and move forward with this integration that there are going to be changes on both sides of the program to take advantage of the best of both.”

Jay A. Snowden - Penn National Gaming, Inc. - President & COO

“Yes. The only thing that I would add, and Tim summarized it very well, and that’s where we are right now. We’re getting groups of marketers together on both sides to talk about the programs, and the more we learn the greater we feel. It goes back to how I responded to Felicia’s question, which was more general about best practices on both sides. Their mychoice program is terrific, and there’s many things, aspects of that program that we’ve always thought were terrific. And the more we understand, the more we like it. And we think there is things on the Marquee Rewards side that are very unique and compelling to our consumers as well. So what’s going to come out of this, if we do it right and that’s certainly our mission, is that we’re going to have a new rewards program that is viewed as better than either of the stand-alone programs today when we’re ready to communicate exactly what that is closer towards Q3.”

*                               *                                *                               *                                *                               *

Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director

“Let me just add one another thing. This is Tim, again. One of the things that we’re working through right now as we get into the details of the Pinnacle database is that we have to work through the FTC to extract the Boyd-specific customers in their database, so that we don’t have visibility towards that. That work is being done. Once we clear that information out, then we’ll be—we’ll start to do some of the real heavy lifting and looking at the metrics and information in their database and our database. So that’s one of the things we knew going into this we’d have to work through, but more to come after we get through the determination of that information over to Boyd.”

David Brian Katz - Jefferies LLC, Research Division - MD and Senior Equity Analyst of Gaming, Lodging & Leisure

“All right. And my—just a quick follow-up was, do you have any indication yet as to how much overlap there is between those in your database and those in theirs? Are we able to tell that yet?”

Jay A. Snowden - Penn National Gaming, Inc. - President & COO

“We’re not, David. For the reasons that Tim described, we really have not had a single view into their database, and we can’t, quite frankly, at this stage. So we will have more information in the months to come, but we have to get through the FTC and the scrubbing of the database first given the divested properties.”

Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director

“As you can imagine, we expect there’ll be some overlap in St. Louis, some overlap in the Kansas City market and some overlap in the Cincinnati market. That’s a general statement. I think for the rest of their properties, we’ll probably have mostly new customers combining with the Marquee Rewards Penn database. But again, that’s the work we have to do with Boyd, and that Pinnacle has to coordinate not us, in order for us to answer that question.”

David Brian Katz - Jefferies LLC, Research Division - MD and Senior Equity Analyst of Gaming, Lodging & Leisure

And I’m sorry, can I ask one more quick one, which is, I’ve asked in the past about SG Universe, and I am actually a signed up member for hollywoodcasino.com, and receive virtual chips on a regular basis. And I typically ask the degree to which that is a business driver or an earnings driver? And a point at which I can actually adjust something in my model as a result of it? And it does make a ton of strategic sense. Can you just give a quick comment as to how we should think about that, say in the coming year and its ability to really drive business?

Timothy J. Wilmott - Penn National Gaming, Inc. - CEO & Director

Yes, David. Look, I—here is how I would answer that, when we launched SG Universe on our social gaming platform and offered that hollywoodcasino.com product to our database, it was accretive to earnings. And so is it something that would be material in your model overall? I’m not sure I would say, it is. But I would say that when we talk about revenue synergies as part of this acquisition, that’s certainly one of the categories on the revenue synergy side. But we’ll have more information as time comes, and we get some visibility into how many customers in our database are unique versus crossover. As Tim was referencing earlier, you play for value, and we’ll be able to answer that question better once we have more visibility into the database.

*          *           *          *           *          *

Chad C. Beynon - Macquarie Research - Head of US Consumer, SVP, and Senior Analyst

First one regarding the $104 million of maintenance CapEx for the year. You noted that $20 million of that will go to the margin improvement plan. I just wanted to ask if the margin, I guess, goals that you had laid out last quarter or the quarter before, included this? Or was this $20 million potentially upside to your margin goals? And then just kind of a follow-up to that, is this more of a one-timer for 2018 on the CapEx side?

William J. Fair - Penn National Gaming, Inc. - Executive VP, CFO & Treasurer

The—Chad, this is B.J. The $20 million was really intended to be capital investment to be able to achieve some of the operational programs that we had—we put in place for our margin improvement plan. So it was not included in the actual margins since it was a capital—one-time capital cost. As we had said, based upon some of the learnings that we’ve had as we get into the Pinnacle integration, some of that we may put a pause on and try to understand what’s out there. And so it’s a little bit of a TBD. But as we described the margin improvement plan last time, we did indicate that we would have $20 million of potential capital that we would have to do from systems and other items to be able to achieve some of the objectives that we had. Again, that will may and will likely be impacted as we really start to understand the integration with Pinnacle.

*          *           *          *           *          *

Important Additional Information

In connection with the proposed transaction, Penn National intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a joint proxy statement of Penn National and Pinnacle Entertainment and a prospectus of Penn National (the “join proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Shareholders of Penn National and stockholders of Pinnacle Entertainment are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information. Investors will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus (if and when it becomes available), as well as other filings containing information about Penn National and Pinnacle Entertainment, without charge, at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Penn National can be obtained, without charge, by directing a request to Justin Sebastiano, Penn National Gaming, Inc., 825 Berkshire Boulevard, Suite 200, Wyomissing, Pennsylvania 19610, Tel. No. (610) 401-2029. Copies of the documents filed with the SEC by Pinnacle Entertainment can be obtained, without charge, by directing a request to Vincent Zahn, Pinnacle Entertainment, Inc., 3980 Howard Hughes Parkway, Las Vegas, Nevada 89169, Tel. No. (702) 541-7777.

Participants in the Solicitation

Penn National, Pinnacle Entertainment, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Penn National’s directors and executive officers is available in Penn National’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 24, 2017, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on April 25, 2017. Information regarding Pinnacle Entertainment’s directors and executive officers is available in Pinnacle Entertainment’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed with the SEC on February 28, 2017, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 14, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the use of forward looking terminology such as “expects,” “believes,” “estimates,” “projects,” “intends,” “plans,” “seeks,” “may,” “will,” “should” or “anticipates” or the negative or other variations of these or similar words, or by discussions of future events, strategies or risks and uncertainties. Specifically, forward-looking statements may include, among others, statements concerning: our expectations of future results of operations and financial condition; expectations for our properties or our development projects; the timing, cost and expected impact of planned capital expenditures on our results of operations; our expectations with regard to the impact of competition; our expectations with regard to acquisitions and development opportunities, as well as the integration of any companies we have acquired or may acquire; the outcome and financial impact of the litigation in which we are or will be periodically involved; the actions of regulatory, legislative, executive or judicial decisions at the federal, state or local level with regard to our business and the impact of any such actions; our ability to maintain regulatory approvals for our existing businesses and to receive regulatory approvals for our new businesses; our expectations relative to margin improvement initiatives; our expectations regarding economic and consumer conditions; and our expectations for the continued availability and cost of capital. As a result, actual results may vary materially from expectations. Although the Company believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business, there can be no assurance that actual results will not differ materially from our expectations. Meaningful factors that could cause actual results to differ from expectations include, but are not limited to, risks related to the following: the assumptions included in our financial guidance; the ability of our operating teams to drive revenue and margins; the impact of significant competition from other gaming and entertainment operations; our ability to obtain timely regulatory approvals required to own, develop and/or operate our facilities, or other delays, approvals or impediments to completing our planned acquisitions or projects, construction factors, including delays, and increased costs; the passage of state, federal or local legislation (including referenda) that would expand, restrict, further tax, prevent or negatively impact operations in or adjacent to the jurisdictions in which we do or seek to do business (such as a smoking ban at any of our facilities or the award of additional gaming licenses proximate to our facilities); the effects of local and national economic, credit, capital market, housing, and energy conditions on the economy in general and on the gaming and lodging industries in particular; the activities of our competitors and the rapid emergence of new competitors (traditional, internet, social, sweepstakes based and VGTs in bars and truck stops); increases in the effective rate of taxation for any of our operations or at the corporate level; our ability to identify attractive acquisition and development opportunities (especially in new business lines) and to agree to terms with, and maintain good relationships with partners/municipalities for such transactions; the costs and risks involved in the pursuit of such opportunities and our ability to complete the acquisition or development of, and achieve the expected returns from, such opportunities; our ability to maintain market share in established markets and to continue to ramp up operations at our recently opened facilities; our expectations for the continued availability and cost of capital; the impact of weather; changes in accounting standards; the risk of failing to maintain the integrity of our information technology infrastructure and safeguard our business, employee and customer data; factors which may cause the Company to curtail or suspend the share repurchase program; with respect to Hollywood Casino Jamul-San Diego, particular risks associated with the repayment, default or subordination of our loans to the Jamul Indian Village Development Corporation (“JIV”), the subordination of our management and intellectual property license fees (including the prohibition on payment of those fees during any default under JIV’s credit facilities), sovereign immunity, local opposition(including several pending lawsuits), access, the impact of well-established regional competition on property performance and the impact of our ongoing relationship with the Jamul Tribe on the term of our management agreement; with respect to our Plainridge Park Casino in Massachusetts, the ultimate location and timing of the other gaming facilities in the state and the region; with respect to our social and other interactive gaming endeavors, risks related to the social gaming industry, employee retention, cyber-security, data privacy, intellectual property and legal and regulatory challenges, as well as our ability to successfully develop innovative new games that attract and retain a significant number of players in order to grow our revenues and earnings; with respect to Illinois Gaming Investors, LLC, d/b/a Prairie State Gaming, risks relating to recent acquisitions of additional assets and the integration of such acquisitions, potential changes in the VGT laws, our ability to successfully compete in the VGT market, our ability to retain existing customers and secure new customers, risks relating to municipal authorization of VGT operations and the implementation and the ultimate success of the products and services being offered; with respect to our proposed casino in York County Pennsylvania, risks related to ongoing litigation surrounding Pennsylvania’s gaming legislation and the ultimate location of other gaming facilities in the state; risks related to the acquisition of Pinnacle Entertainment by Penn National and the integration of the businesses and assets to be acquired; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing required to fund the transaction is not obtained on the terms anticipated or at all; the possibility that the Boyd Gaming Corporation and/or GLPI deals do not close in a timely fashion or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; potential litigation challenging the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or issues arising from, the integration of the two companies; the possibility that the anticipated divestitures are not completed in the anticipated timeframe or at all; the possibility that additional divestitures may be required; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; litigation relating to the transaction; risks associated with increased leverage from the transaction; and other factors as discussed in the Company’s Annual Report on

Form 10-K for the year ended December 31, 2016, subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each as filed with the United States Securities and Exchange Commission. The Company does not intend to update publicly any forward-looking statements except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release may not occur.